Exhibit 99.2

RADWARE LTD.

NOTICE OF 2024 ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON THURSDAY, OCTOBER 10, 2024

Notice is hereby given that the 2024 Annual General Meeting of Shareholders (the “Annual General Meeting” or the “Meeting”) of Radware Ltd. (the “Company”) will be held on Thursday, October 10, 2024, at 3:00 p.m. (Israel time), at the offices of the Company, 22 Raoul Wallenberg Street, Tel Aviv 6971917, Israel, for the following purposes:

1.
To elect Mr. Yuval Cohen and Prof. Yair Tauman as Class I directors of the Company until the annual general meeting of shareholders to be held in 2027 and to elect Mr. Alex Pinchev as Class III director of the Company until the annual general meeting of shareholders to be held in 2026;

2.	To approve grants of equity-based awards to the President and Chief Executive Officer of the Company; and

3.
To approve the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s auditors, and to authorize the Board of Directors to delegate to the Audit Committee the authority to fix their remuneration in accordance with the volume and nature of their services.

In addition to the above resolutions, at the Meeting the Company will (i) present and discuss the financial statements of the Company for the year ended December 31, 2023 and the auditors’ report for this period; and (ii) transact such other business as may properly come before the Meeting or any postponement or adjournment thereof.

These proposals are described more fully in the enclosed proxy statement, which we urge you to read in its entirety.

Shareholders of record at the close of business on September 6, 2024 are entitled to notice of, and to vote at, the Meeting. All shareholders are cordially invited to attend the Meeting in person.

YOUR VOTE IS VERY IMPORTANT. Whether or not you plan to attend the Meeting, you are urged to promptly complete, date and sign the enclosed proxy and to mail it in the enclosed envelope, which requires no postage if mailed in the United States. You may also submit your proxy vote by telephone or via the Internet by following the proxy voting instructions included with the enclosed materials. Return of your proxy does not deprive you of your right to attend the Meeting, to revoke the proxy and to vote your shares in person.

By Order of the Board of Directors /s/ Roy Zisapel ROY ZISAPEL President and Chief Executive Officer

Date: September 5, 2024

IMPORTANT NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS: The Notice of the Annual General Meeting, proxy statement and proxy card are available at www.proxyvote.com

RADWARE LTD.
22 RAOUL WALLENBERG ST.
TEL AVIV 6971917, ISRAEL
_____________________

PROXY STATEMENT

2024 ANNUAL GENERAL MEETING OF SHAREHOLDERS
_____________________

This Proxy Statement is furnished to the holders of ordinary shares of Radware Ltd. ("Radware", "we" or the "Company") in connection with the solicitation by the Board of Directors of proxies for use at the 2024 Annual General Meeting of Shareholders (the "Annual General Meeting", the "Meeting" or the "2024 AGM"), or at any postponements or adjournments thereof, pursuant to the accompanying Notice of 2024 Annual General Meeting of Shareholders.

The Annual General Meeting will be held on Thursday, October 10, 2024 at 3:00 p.m. (Israel time), at the offices of the Company, 22 Raoul Wallenberg Street, Tel Aviv 6971917, Israel.

INTRODUCTION

Unless the context otherwise requires, all references in this Proxy Statement to “we,” “us,” “our,” the “Company,” and “Radware” are to Radware Ltd. and its subsidiaries. When the following terms and abbreviations appear in the text of this Proxy Statement, they have the meanings indicated below:

•	“Articles of Association” is to our Amended and Restated Articles of Association;

•	"Companies Law" or the "Israeli Companies Law" are to the Israeli Companies Law, 5759-1999, as amended, and the regulations promulgated thereunder;

•	“dollars,” “$,” or “US$” are to U.S. dollars;

•	“including” or “include,” shall be deemed to be followed by the phrase “without limitation”;

•	“Nasdaq” is to the Nasdaq Stock Market LLC

•	"NIS" or "shekel" are to New Israeli Shekels;

•	"ordinary shares" or “shares” are to our ordinary shares, NIS 0.05 par value per share;

•	the "SEC" are to the United States Securities and Exchange Commission;

•	"2022 Annual Report" is to the annual report on Form 20-F we filed with the SEC on March 30, 2023.

•	"2023 Annual Report" is to the annual report on Form 20-F we filed with the SEC on March 25, 2024.

PURPOSE OF THE MEETING

                It is proposed that at the Annual General Meeting, resolutions be adopted as follows:

1.
To elect Mr. Yuval Cohen and Prof. Yair Tauman as Class I directors of the Company until the annual general meeting of shareholders to be held in 2027 and to elect Mr. Alex Pinchev as Class III director of the Company until the annual general meeting of shareholders to be held in 2026;

2.	To approve grants of equity-based awards to the President and Chief Executive Officer of the Company; and

3.
To approve the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s auditors, and to authorize the Board of Directors to delegate to the Audit Committee the authority to fix their remuneration in accordance with the volume and nature of their services.

In addition to adopting the above resolutions, at the Annual General Meeting the Company will (i) present and discuss the financial statements of the Company for the year ended December 31, 2023 and the auditors’ report for this period; and (ii) transact such other business as may properly come before the Annual General Meeting or any adjournment thereof.

The Company is currently not aware of any other matters that will come before the Annual General Meeting. If any other matters properly come before the Annual General Meeting, the persons designated as proxies intend to vote thereon in accordance with their best judgment on such matters.

RECOMMENDATION OF THE BOARD OF DIRECTORS

 Our Board of Directors recommends a vote FOR approval of all the proposals set forth in this Proxy Statement.

SOLICITATION OF PROXIES; VOTING PROCESS

General

Shareholders may elect to vote their shares once, either by attending the Annual General Meeting in person, or by appointing a duly executed proxy as detailed below.

A form of proxy for use at the Annual General Meeting and a return envelope for the proxy are also enclosed. Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Annual General Meeting. However, if the shareholder attends the Annual General Meeting and does not elect to vote in person, his or her proxy will not be revoked. All valid proxies received at least two (2) hours prior to the Annual General Meeting will be voted in accordance with the instructions specified by the shareholder. If a proxy card is returned without instructions, the persons named as proxy holders on the proxy card will vote in accordance with the recommendations of the Board of Directors, as described above. If specification is made by the shareholder on the form of proxy, the ordinary shares represented thereby will be voted in accordance with such specification. On all matters considered at the Annual General Meeting, abstentions and broker non-votes will be treated as neither a vote “for” nor “against” the matter, although they will be counted in determining if a quorum is present.

Proxies for use at the Annual General Meeting are being solicited by the Board of Directors of the Company. Proxies will be mailed to shareholders on or about September 9, 2024 and will be solicited chiefly by mail; however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by electronic mail, telephone, telegram or other personal contact. In addition, we may retain an outside professional to assist in the solicitation of proxies. We will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to the beneficial owners of shares.

Voting Process

If you are a shareholder of record, there are three ways to vote by proxy:

•   By Internet — You can vote over the Internet at www.proxyvote.com by following the instructions therein or, if you received your proxy materials by mail, by following the instructions on the proxy card. You will need to enter your control number, which is a 16-digit number located in a box on your proxy card that is included with your proxy materials.

•   By Telephone — You may vote and submit your proxy by calling toll-free 1-800-690-6903 in the United States and providing your control number, which is a 16-digit number located in a box on your proxy card that is included with your proxy materials.

•  By Mail — If you received your proxy materials by mail or if you requested paper copies of the proxy materials, you can vote by mail by marking, dating, signing and returning the proxy card in the postage-paid envelope.

If your ordinary shares are held in “street name,” meaning you are a beneficial owner with your shares held through a bank, brokerage firm or other nominee, you will receive instructions from your bank, brokerage firm or nominee, who is the holder of record of your shares. You must follow the instructions of the holder of record, including regarding the latest date and time you may submit your voting instructions, in order for your shares to be voted. Telephone and Internet voting may also be offered to shareholders owning shares through certain banks, brokers and nominees, according to their individual policies.

Joint holders of shares should take note that, pursuant to our Articles of Association, (i) a notice may be given by the Company to the joint holders of a share by giving notice to the joint holder named first in the Company's register of shareholders in respect of the shares, or the “senior joint holder”, and (ii) the vote of the senior joint holder who tenders a vote, in person or by proxy, shall be accepted to the exclusion of the vote(s) of the other joint holder(s).

RECORD DATE; QUORUM; VOTING RIGHTS; ETC.

Record Date

Only shareholders of record at the close of business on September 6, 2024, or the record date, will be entitled to notice of, and to vote at, the Annual General Meeting and any adjournments or postponements thereof. As of September 1, 2024, the Company had issued and outstanding 41,994,919 ordinary shares (excluding treasury shares).

Quorum

Two or more persons, each being a shareholder, a proxy for a shareholder or an authorized representative of a corporate shareholder, holding together ordinary shares that confer in the aggregate 35% of the voting power of the Company, present in person or by proxy and entitled to vote, will constitute a quorum at the Annual General Meeting.

If within an hour from the time appointed for the Meeting a quorum is not present, the Meeting, if convened upon requisition under the provisions of the Israeli Companies Law, shall be dissolved, but in any other case it shall stand adjourned to the same day in the next week, at the same time and place, or to such day and at such time and place as the Chairman of the Board of Directors may determine with the consent of the holders of a majority of the voting power represented at the Meeting, in person or by proxy, and voting on the question of adjournment (except as otherwise set forth in the Articles of Association). In general, no business shall be transacted at any adjourned meeting except business which might lawfully have been transacted at the Meeting as originally called. At such adjourned meeting, any two shareholders, present in person or by proxy, shall constitute a quorum.

SECURITY OWNERSHIP BY CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of September 1, 2024, (i) the number of ordinary shares owned beneficially by all persons known to the Company to own beneficially more than 5% of the Company’s ordinary shares, and (ii) certain information regarding the beneficial ownership of our ordinary shares by our directors and executive officers.

The information contained herein has been obtained from the Company’s records, from public filings or from information furnished by the individual or entity to the Company.

Name	Number of ordinary shares*	Percentage of outstanding ordinary shares**

Senvest Management, LLC (1)	4,115,597	9.80%
Morgan Stanley (2)	3,534,162	8.42%
Nava Zisapel (3)	2,897,926	6.90%
Artisan Partners (4)	2,360,703	5.62%
Legal & General Investment Management Limited (5)	2,115,897	5.04%
Roy Zisapel (6)	2,071,629	4.93%
All directors and executive officers as a group consisting of 14 persons, including Roy Zisapel (7) (8)	2,976,698	7.00%

* Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary shares relating to options or restricted share units (“RSUs”) currently exercisable or exercisable (vested in the case of RSUs) within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person.  Except as indicated by footnote, and subject to community property laws where applicable, (i) the persons named in the table above have sole voting and dispositive power with respect to all shares shown as beneficially owned by them, and (ii) each option and RSU is exercisable into one ordinary share.

** The percentages shown are based on 41,994,919 ordinary shares issued and outstanding as of September 1, 2024. This figure of outstanding ordinary shares excludes (i) treasury shares, (ii)  employee share options to purchase an aggregate of 519,398 ordinary shares at a weighted average exercise price of approximately $25.37 per share, with the latest expiration date of these options being in July 2027 (of which, options to purchase 519,398 of our ordinary shares were exercisable as of September 1, 2024).

(1) Shares are beneficially owned by Senvest Management, LLC and Richard Mashaal (collectively, “Senvest”). This information is based on information provided in Amendment No. 19 to the Statement on Schedule 13G filed with the SEC by Senvest on February 9, 2024. The business address of Senvest is 540 Madison Avenue, 32nd Floor, New York, New York 10022.

(2) Shares are beneficially owned by Morgan Stanley and Morgan Stanley Capital Services LLC (collectively, “Morgan Stanley”). This information is based on information provided in the Statement on Schedule 13G filed with the SEC by Morgan Stanley on February 9, 2024. The business address of Morgan Stanley is 1585 Broadway, New York, New York 10036.

(3) Of the ordinary shares beneficially owned by Nava Zisapel, (i) 2,467,843 shares are held directly, (ii) 267,833 shares are held of record by Carm-AD Ltd., an Israeli company owned 100% by Nava Zisapel, and (iii) 324,500 shares  (the “Neurim Shares”) are held of record by Neurim Pharmaceuticals (1991) Ltd., an Israeli company (“Neurim”), 50% of which is held by Nava Zisapel and 50% is held in three equal parts by Roy Zisapel and his siblings.

(4) Shares are beneficially owned by Artisan Partners Limited Partnership, Artisan Investments GP LLC, Artisan Partners Holdings LP and Artisan Partners Asset Management Inc. (collectively, “Artisan Partners”). This information is based on information provided in Amendment No. 3 to the Statement on Schedule 13G filed with the SEC by Artisan Partners on February 12, 2024. The business address of Artisan Partners is 875 East Wisconsin Avenue, Suite 800, Milwaukee, WI 53202.

(5) This information is based on information provided in the Statement on Schedule 13G filed with the SEC by Legal & General Investment Management Limited (“LGIM”), LGIM Managers (Europe) Limited (“LGIME”) and Legal & General UCITS ETF PLC (“UCITS”) on February 13, 2024. The business address of LGIM is One Coleman Street, London, England, EC2R 5AA, UK, and the business address of each of LGIME and UCITS is 70 Sir John Rogersons Quay, Dublin 2, Ireland.

(6) Of the ordinary shares beneficially owned by Roy Zisapel, (i) 2,058,296 shares are held directly, and (ii) 13,333 options at an exercise price of $32.71 per share, which expire in September 2024. For the sake of clarity, the ordinary shares reported as beneficially owned by Roy Zisapel exclude the Neurim Shares held by Neurim, and Mr. Zisapel disclaims beneficial ownership of such securities, except to the extent of his pecuniary interest therein.

(7) Consists of 2,458,300 shares and 519,398 options to purchase ordinary shares. The options consist of (i) 1,875 options at an exercise price of $22.5 per share, which expire in January 2026, (ii) 60,000 options at an exercise price of $22.51 per share, which expire in December 2024, (iii) 51,150 options at an exercise price of $22.7 per share, which expire in January 2025, (iv) 10,900 options at an exercise price of $22.73 per share, which expire in January 2025, (v) 20,000 options at an exercise price of $23.31 per share, which expire in July 2027, (vi) 60,000 options at an exercise price of $23.46 per share, which expire in July 2025, (vii) 30,000 options at an exercise price of $23.59 per share, which expire in September 2025, (viii) 60,000 options at an exercise price of $24.32 per share, which expire in November 2025, (ix) 16,500 options at an exercise price of $24.67 per share, which expire in September 2025, (x) 60,000 options at an exercise price of $24.74 per share, which expire in November 2025, (xi) 35,640 options at an exercise price of $24.89 per share, which expire in September 2025, (xii) 40,000 options at an exercise price of $28.91 per share, which expire in July 2027, (xiii) 60,000 options at an exercise price of $32.71 per share, which expire in February 2027 and (xiv) 13,333 options at an exercise price of $32.71 per share, which expire in September 2024.

(8) Each of the directors and executive officers not separately identified in the above table beneficially owns less than 1% of our outstanding ordinary shares (including options held by each such person, which are vested or shall become vested within 60 days of the date of this table) and have therefore not been separately disclosed. During 2023, we granted to our directors and officers listed in Item 6.A of our 2023 Annual Report, in the aggregate, 273,941 RSUs at a weighted average grant date fair value per RSU of $19.28 and options to purchase 331,899 ordinary shares at a weighted average exercise price per share of $17.63 per share. The options expire 62 months after grant. The weighted-average grant date fair value of these options was $5.48 per option.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Except for the historical information contained herein, the statements contained in this Proxy Statement may contain forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995.  Actual outcomes could differ materially from those anticipated in these forward-looking statements as a result of various factors.

We urge you to consider that statements which use the terms “believe,” “do not believe,” “expect,” “plan,” “intend,” “estimate,” “anticipate,” and similar expressions are intended to identify forward-looking statements.  Examples of forward-looking statements include statements relating to our future plans, revenue goals, and any other statement that does not directly relate to any historical or current fact.

These statements reflect our current views, expectations and assumptions with respect to future events, are based on assumptions, are subject to risks and uncertainties and may not prove to be accurate. Factors that could cause or contribute to such differences include: the impact of global economic conditions, including as a result of the state of war declared in Israel in October 2023 and instability in the Middle East, the war in Ukraine, and the tensions between China and Taiwan; our dependence on independent distributors to sell our products; our ability to manage our anticipated growth effectively; a shortage of components or manufacturing capacity could cause a delay in our ability to fulfill orders or increase our manufacturing costs; our business may be affected by sanctions, export controls, and similar measures, targeting Russia and other countries and territories, as well as other responses to Russia’s military conflict in Ukraine, including indefinite suspension of operations in Russia and dealings with Russian entities by many multi-national businesses across a variety of industries; the ability of vendors to provide our hardware platforms and components for the manufacture of our products; our ability to attract, train, and retain highly qualified personnel; intense competition in the market for cyber security and application delivery solutions and in our industry in general, and changes in the competitive landscape; our ability to develop new solutions and enhance existing solutions; the impact to our reputation and business in the event of real or perceived shortcomings, defects, or vulnerabilities in our solutions, if our end-users experience security breaches, if our information technology systems and data, or those of our service providers and other contractors, are compromised by cyber-attackers or other malicious actors, or by a critical system failure; outages, interruptions, or delays in hosting services; the risks associated with our global operations, such as difficulties and costs of staffing and managing foreign operations, compliance costs arising from host country laws or regulations, partial or total expropriation, export duties and quotas, local tax exposure, economic or political instability, including as a result of insurrection, war, natural disasters, and major environmental, climate, or public health concerns, such as the COVID-19 pandemic; our net losses in the past two years and possibility we may incur losses in the future; a slowdown in the growth of the cyber security and application delivery solutions market or in the development of the market for our cloud-based solutions; long sales cycles for our solutions; risks and uncertainties relating to acquisitions or other investments; risks associated with doing business in countries with a history of corruption or with foreign governments; changes in foreign currency exchange rates; risks associated with undetected defects or errors in our products; our ability to protect our proprietary technology; intellectual property infringement claims made by third parties; laws, regulations, and industry standards affecting our business; compliance with open source and third-party licenses; and other factors and risks over which we may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. For a more detailed description of the risks and uncertainties affecting Radware, refer to our 2023 Annual Report and the other risk factors discussed from time to time by Radware in reports filed with, or furnished to, the SEC.

Forward-looking statements speak only as of the date on which they are made and, except as required by applicable law, Radware undertakes no commitment to revise or update any forward-looking statement in order to reflect events or circumstances after the date any such statement is made.

PROPOSAL 1
ELECTION OF DIRECTORS
(Proposal 1 on the Proxy Card)

Background

Pursuant to our Articles of Association, our Board of Directors consists of up to nine (9) members and is divided into three classes: Class I, Class II and Class III.  Each such director, when and however elected, is designated as a member of a certain class of directors and, subject to certain exceptions, serves for a term ending on the date of the third annual general meeting following the annual general meeting at which such director was elected. Accordingly, each director in Class I will serve (if elected) for a term ending on the date of the annual general meeting for the year 2027; each director in Class II will serve for a term ending on the date of the annual general meeting for the year 2025; and each director in Class III will serve for a term ending on the date of the annual general meeting for the year 2026.

The term of service of Mr. Yuval Cohen and Prof. Yair Tauman, who are currently directors in Class I, expires on the date of the Meeting. We are proposing to re-elect these nominees at the Meeting, such that their term will expire at the annual general meeting for the year 2027.

In addition, we are proposing to elect Mr. Alex Pinchev, who was appointed to our Board of Directors in November 2023, as a Class III director, such that his term will expire at the annual general meeting for the year 2026.

All these nominees were approved and recommended to our Board of Directors by the Company’s independent directors in accordance with the Nasdaq rules. In addition, all these nominees qualify as “independent directors” under the Nasdaq rules.

We currently have a Board of eight (8) directors (of which seven directors qualify as “independent directors” under the Nasdaq rules). Subject to the election of these nominees (in this Proposal 1), we expect to have, following the Meeting, a Board of eight (8) directors (of which seven directors qualify as “independent directors” under the Nasdaq rules), as follows:

Class	Term expiring at the annual meeting for the year	Directors

Class I	2027	Yuval Cohen and Yair Tauman
Class II	2025	Roy Zisapel, Naama Zeldis and Meir Moshe
Class III	2026	Stanley B. Stern, Israel Mazin and Alex Pinchev

It is intended that proxies (other than those directing the proxy holders to vote against the listed nominee or to abstain) will be voted for the election of our proposed nominees. In the event either of such nominees is unable to serve, the proxies will be voted for the election of such other person or persons as determined by the persons named in the proxy in accordance with their best judgment.  We are not aware of any reason why either of the nominees, if elected, would be unable to serve as director.  We also do not have any understanding or agreement regarding the future election of the above nominees.

The following biographical information is supplied with respect to the persons nominated and recommended to be elected by the Board of Directors of the Company and is based upon the records of the Company as well as information furnished to the Company by the nominee.

Yuval Cohen, 61, has served as Chairman of our Board of Directors since November 2023 and as a member of our Board of Directors since December 2021. He is the founding and managing partner of Fortissimo Capital, a private equity fund headquartered in Israel, which was established in 2004. From 1997 through 2002, Mr. Cohen was a General Partner at Jerusalem Venture Partners, an Israeli-based venture capital fund, and prior thereto, he held executive positions at various Silicon Valley companies, including DSP Group, Inc. (Nasdaq: DSPG) and Intel Corporation (Nasdaq: INTC). Currently, Mr. Cohen serves as the chairman of the board of directors of Kornit Digital Ltd. (Nasdaq: KRNT) and as the Chairman of Cellcom Israel Ltd. (TASE: CEL). He also serves on the board of directors of several privately-held portfolio companies of Fortissimo. Mr. Cohen holds a B.Sc. degree in industrial engineering from the Tel Aviv University and an M.B.A. from Harvard University.

Yair Tauman, 75, has served as a member of our Board of Directors since October 2010. He is the Vice Dean of the Adelson School of Entrepreneurship in the Interdisciplinary Center (IDC) in Herzliya, Israel and was previously the Dean of the Arison School of Business in the IDC. He is also a Leading Professor of Economics and the Director of the Stony Brook Center for Game Theory, New York. He was a professor at Tel Aviv University for 25 years until 2009 and, prior thereto, served as a professor at the Kellogg School of Management at Northwestern University. His areas of research include game theory and industrial organization. Professor Tauman currently serves on the board of directors of other private companies from different sectors, including online auctions, social networking and fintech. Professor Tauman obtained his Ph.D. and M.Sc. degrees in mathematics as well as a B.Sc. in mathematics and statistics from The Hebrew University, Israel.

Alex Pinchev, 73, has served as a member of our Board of Directors since November 2023. Mr. Pinchev has held numerous leadership and board positions across several high-tech companies throughout his career, including, most recently, as the Chairman of Flicent, Inc. and as a board member in several private companies, including SuSe S.A., StackState B.V. and Velotix Ltd. He previously served as an Executive Vice President and president of global sales, services, and field marketing of Red Hat, Inc. from 2003 to 2012 and as an Executive Vice President and president of global sales and marketing of Rackspace Limited (NASDAQ: RXT) from 2016 to 2017. He also served as the CEO of Acronis during 2012-2013. He was a board member of several public companies, in Quantum Corporation (NYSE: QMCO) and BMC Software, Inc. (NYSE:BMC). He currently serves on the boards of several privately owned companies, including MEMCYCO (Memco-Cyber-Corporation) (“Mamcyco”), and continues to advise and invest in startups and firms seeking global expansion through Capri Ventures, an early-stage fund that he founded. Mr. Pinchev holds a Masters degree in applied mathematics and computer science from the ITMO University in St. Petersburg, Russia.

For details about beneficial ownership of our shares held by any of these nominees, see above under the caption “Security Ownership of Certain Beneficial Owners and Management.”

If elected, the nominees will be entitled to receive the compensation we pay to our directors described below under “Executive Compensation”. The nominees will also be provided with our standard indemnification letter.

The Proposed Resolutions

We propose that at the Annual General Meeting the following resolutions be adopted:

“RESOLVED, that Mr. Yuval Cohen is hereby elected to serve as a member of the Board of Directors of the Company until his successor is duly elected and qualified, in Class I, i.e., his term shall expire at the annual general meeting for the year 2027;

“RESOLVED, that Prof. Yair Tauman is hereby elected to serve as a member of the Board of Directors of the Company until his successor is duly elected and qualified, in Class I, i.e., his term shall expire at the annual general meeting for the year 2027;

RESOLVED, that Mr. Alex Pinchev is hereby elected to serve as a member of the Board of Directors of the Company until his successor is duly elected and qualified, in Class III, i.e., his term shall expire at the annual general meeting for the year 2026.”

Required Vote

The affirmative vote of the holders of a majority of the voting power represented at the Annual General Meeting, in person or by proxy, and voting on this matter, is required to elect the nominees named above as directors.

√   The Board of Directors recommends a vote FOR the election of the said nominees.

Other Members of the Board of Directors Continuing in Office Following the Meeting

Roy Zisapel, 53, co-founder of our Company, has served as our President and Chief Executive Officer and a director since our inception in May 1996.  Mr. Zisapel also serves as a director of Radware US and other subsidiaries. From 1996 to 1997, Mr. Zisapel was a team leader of research and development projects for RND Networks Ltd. From 1994 to 1996, Mr. Zisapel was employed as a software engineer for unaffiliated companies in Israel. Currently, Mr. Zisapel serves on the board of directors of Israel Acquisitions Corp (NASDAQ: ISRL). Mr. Zisapel also serves as a director of Rad Data Communications Ltd., a private company in the RAD-Bynet Group. Mr. Zisapel has a B.Sc. degree in mathematics and computer science from Tel Aviv University, Israel.

Naama Zeldis, 60, has served as a member of our Board of Directors since September 2020. Ms. Zeldis served as the Chief Executive Officer of Aquarius-Spectrum Ltd., a private company specializing in innovative solutions for monitoring urban water pipes and detecting hidden leaks from the earliest stage, until January 2023. Formerly, Ms. Zeldis served as Chief Financial Officer for a variety of high-tech and industrial companies, such as Tahal Group from 2013 to 2020, Netafim Ltd. from 2005 to 2013, the Israeli subsidiary of Electronic Data Systems from 2001 to 2005 and Radguard Ltd., formerly with the RAD-Bynet Group, from 1999 to 2001. Ms. Zeldis currently serves on the board of directors of Electra Real Estate Ltd. (TASE: ELCRE), a global real estate private equity firm, Orbit Technologies Ltd. (TASE: ORBI), a company specializing in satellite communications, tracking systems, airborne communication and audio managements solutions,  ZOOZ POWER Ltd. (NASDAQ and TASE: ZOOZ), a leading provider of Flywheel-based power boosting and power management solutions enabling ultra-fast multi ports charging infrastructure for electric vehicles (EV), while overcoming existing grid limitations,  and on the board of directors of Aquarius Engines (A.M.) Ltd. (TASE: AQUA), a developer of a Free Piston Linear Engine, which is integrated into a comprehensive, reliable, cost-effective, green energy generator. Ms. Zeldis has also served as a member of the boards of directors of several other companies, including Nova Measuring Instruments Ltd. (Nasdaq: NVMI), Rafael Advanced Defense Systems Ltd. and Metalink Ltd. She holds a B.A. degree in accounting from the Tel Aviv University and a B.A. degree in economics and an M.B.A. from the Hebrew University in Jerusalem.

Meir Moshe, 70, has served as a member of our Board of Directors since May 2022. Mr. Moshe has held senior positions in the financial sector over the past four decades, including as our Chief Financial Officer from 1999 to 2016 and as our interim Chief Financial Officer from June 2021 to February 2022. Mr. Moshe has served as a director and member of the audit committee in multiple public companies, including Otonomo Technologies Ltd. (Nasdaq: OTMO) from 2022 to 2023, Ability Inc. (Nasdaq: ABIL) from 2016 to 2017, Carasso Motors Ltd. (TASE: CRSM) from 2018 to 2019 and Albert Technologies Ltd. (LSE: ALB) from 2018 to 2019. He currently provides consulting services to public companies. He holds a B.Sc. degree in economics and accounting from Tel Aviv University, Israel and is a certified public accountant.

Stanley B. Stern, 66, has served as a member of our Board of Directors since September 2020. Mr. Stern is currently the chairman of the board of directors of AudioCodes Ltd. (Nasdaq, TASE: AUDC) (AudioCodes), a leading vendor of advanced communications software, products and productivity solutions for the digital workplace, and serves as the lead director of Ormat Technologies, Inc. (NYSE: ORA). He previously served as a member of the board of directors of Ekso Bionics Holdings, Inc. (Nasdaq: EKSO) from 2014 until 2023. Since 2013, Mr. Stern has served as the president of Alnitak Capital, a strategic advisory firm, engaged primarily in high-tech, alternative energy and healthcare. Previously, from 1982 until 2000 and from 2004 until 2013, Mr. Stern served in various positions at Oppenheimer & Co., including as a Managing Director and Head of Investment Banking, Technology, Israeli Banking and FIG. From 2002 until 2004, he was a Managing Director and the Head of Investment Banking at C.E. Unterberg, Towbin. From January 2000 until January 2002, Mr. Stern was the President of STI Ventures Advisory USA Inc., a venture capital firm focusing on technology investments. In the past, Mr. Stern was a board member of several public and private companies, including Given Imaging Ltd. and Fundtech Ltd., and the chairman of the boards of directors of Tucows, Inc. and of SodaStream International Ltd., until its sale to Pepsico in December 2018. Mr. Stern holds a B.A. degree in economics and accounting from City University of New York, Queens College, and an M.B.A. from Harvard University.

Israel Mazin, 64, has served as a member of our Board of Directors since October 2023. Mr. Mazin is the Chairman, CEO and Co-Founder of Mamcyco, a Digital-Watermark Authentication technology for B2B and B2C online communication, since 2021.  Prior to that, Mr. Mazin was a founding member of several technology companies, including OpTier, an APM market leader that was acquired by SAP in 2015, and Memco Software, a security software company that went public on Nasdaq and was later acquired by Platinum Technology. Mr. Mazin also co-founded Shadow Technologies, a non-profit company that consolidates crowd opinion online reviews.  Mr. Mazin is also an active investor in real estate, high tech, and bio-tech startups. In 2018, Mr. Mazin received an honorary degree from the Holon Institute of Technology.

Board Practices

For information concerning the practices of the Board of Directors, Audit Committee, Compensation Committee and Nomination and Corporate Governance Committee, see Item 6.C of our 2023 Annual Report.

Board and Committee Meetings

For information concerning the attendance rate of directors and meetings of the Board of Directors, Audit Committee, Compensation Committee and Nomination and Corporate Governance Committee, see Item 6.C of our 2023 Annual Report.

Executive Compensation

You should read the below summary together with Items 6.B “Compensation” and 6.E “Share Ownership— Share Option Plans” of our 2023 Annual Report.

General

Our objective is to attract, motivate and retain highly skilled personnel who will assist Radware to reach its business objectives, performance and the creation of shareholder value and otherwise contribute to our long-term success. Our compensation policy for our executive officers and directors, or the Compensation Policy, which is approved by our shareholders, is designed to correlate executive compensation with our objectives and goals.

The following table sets forth all salaries, fees, commissions and bonuses and pension retirement and other similar benefits we paid or accrued with respect to all of our directors and officers as a group for the 2023 fiscal year. The table does not include any amounts we paid to reimburse any of our affiliates for costs incurred in providing us with services during such period.

	Salaries, fees, commissions and bonuses	Pension, retirement and other similar benefits

2022 - All directors and officers as a group, consisting of 14 persons*	$3,307,407	$527,559

2023 - All directors and officers as a group, consisting of 15 persons**	$2,419,283	$475,235

* Includes one person who served as our officer in 2022 and is no longer serving as our officer and one director who was appointed during 2022.

** Includes one person who served as our director in 2023 and is no longer serving on our Board of Directors and two directors who were appointed during 2023.

During 2023, we granted to our directors and officers listed in Item 6.A of our 2023 Annual Report,  273,941 RSUs at a weighted average grant date fair value per RSU of $19.28 and options to purchase 331,899 ordinary shares at a weighted average exercise price per share of $17.63. The options expire 62 months after grant. The weighted-average grant date fair value of these options was $5.48 per option.

For a discussion of the accounting method and assumptions used in valuation of such share-based compensation, see Note 2(s) to our consolidated financial statements included in our 2023 Annual Report. See also Item 6.E —"Share Ownership” of our 2023 Annual Report.

Compensation of Executive Officers

For a discussion of the compensation granted to our five most highly compensated executive officers during 2023, see “Compensation of Executive Officers” in Item 6.B of our 2023 Annual Report, which is incorporated herein by reference.

Compensation of Directors

 Our non-employee directors are entitled to the following compensation: (i) annual compensation in the amount of NIS 120,800 (equivalent to approximately $30,040, based on the exchange rate published by the Bank of Israel on September 1, 2024, which was NIS 3.656 = $1.00) per year of service; (ii) per meeting remuneration of NIS 3,600 (equivalent to approximately $985, based on the exchange rate published by the Bank of Israel on September 1, 2024, which was NIS 3.656 = $1.00) for each Board or committee meeting attended, provided that the director is a member of such committee; (iii) compensation for telephonic participation in board and committee meetings (where other members physically attend) in an amount of 60% of what is received for physical participation; and (iv) compensation for board and committee meetings held via electronic means without physical participation in an amount of 50% of what is received for physical meetings. All amounts payable under items (i), (ii), (iii), and (iv) above are subject to adjustment for changes in the Israeli consumer price index after December 2007 and changes in the amounts payable pursuant to Israeli law from time to time.

In addition, our non-employee directors are entitled to a grant of options under our stock option plans to purchase 20,000 ordinary shares for each year in which such non-employee director holds office. The options are granted for three years in advance, and therefore every director receives an initial grant of options to purchase 60,000 ordinary shares which vest over a period of three years, with a third (20,000) to vest upon each anniversary of service, provided that the director still serves on the Company’s Board of Directors on the date of vesting. The grant is made on the date of the director’s election (or the date of commencement of office, if different), and thereafter, every three years, if reelected, an additional grant of options to purchase an additional 60,000 ordinary shares will be made on the date of each annual meeting in which such director is reelected. The exercise price of all options shall be equal to the fair market value of the ordinary shares on the date of the grant (i.e., an exercise price equal to the market price of our ordinary shares on the date of the annual meeting approving the election or reelection of a director or the date of commencement of office, if different).

Indemnification and Insurance

We currently hold directors and officers liability insurance with an aggregate coverage limit of $35 million, including side A coverage. In addition, we provide our directors and officers indemnification pursuant to the terms of a Letter of Indemnification, substantially in the form approved by our shareholders, which is publicly available as Exhibit 4.1 to our 2023 Annual Report.

Board Diversity

We are dedicated to ensuring equality and diversity in our Company. Our Board of Directors has no specific policy on director diversity. However, the Board reviews diversity of viewpoints, background, experience, accomplishments, education and skills when evaluating nominees. In addition, Nasdaq’s recently adopted Board Diversity Rule is a disclosure standard designed to encourage a minimum board diversity objective for companies and provide stakeholders with consistent, comparable disclosures concerning a listed company’s current board composition. Under the Board Diversity Rule, a company that is a “foreign private issuer” (as defined in SEC rules) like Radware is required (commencing December 31, 2023) to have, or explain why it does not have, at least one director (or, commencing December 31, 2025, two directors) who self-identifies as female, an underrepresented minority or LGBTQ+. Our current board composition is in compliance with these requirements. Each term used above and in the matrix below has the meaning given to it in Nasdaq Listing Rule 5605(f). The matrix below provides certain highlights of the composition of our Board members (as of the date of this proxy statement) based on self-identification.

•	Country of Principal Executive Office - Israel

•	Foreign Private Issuer - Yes

•	Disclosure Prohibited under Home Country Law - No

•	Total Number of Directors – 8

	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	1	7	--	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction			0
LGBTQ+			0
Did Not Disclose Demographic Background			0

PROPOSAL 2
EQUITY-BASED AWARDS TO THE CHIEF EXECUTIVE OFFICER
(Proposal 2 on the Proxy Card)

Background

General

Under the Companies Law, the terms of compensation, including equity-based grants, of a chief executive officer or a director of a company incorporated under the laws of Israel whose shares are listed for trade on a stock exchange or have been offered to the public in or outside of Israel, such as Radware, require the approval of the compensation committee, the board of directors and, subject to certain exceptions, the shareholders.

Mr. Roy Zisapel, our President and Chief Executive Officer, is a co-founder of our company, and has served as our President and Chief Executive Officer and a director since our inception in May 1996. Below is a short overview that describes, and explains the rationale of our Compensation Committee for, the proposed equity-based compensation to Mr. Zisapel.

You should read the below overview together with the description of the current compensation terms below as well as the detailed description of the proposed equity-based compensation and the reasons therefor under “Proposed CEO Equity-Based Compensation – Description” and “Proposed CEO Equity-Based Compensation – Reasons”, respectively, below.

Our Company

Radware is a provider of cyber security and application delivery solutions for cloud, on-premises, and software defined data centers (SDDC). Our solutions secure the digital experience by providing infrastructure, application, and network protection and availability services to enterprises globally. Our solutions are deployed by, among others, enterprises, carriers, and cloud service providers.

While Radware maintains international headquarters in Tel Aviv, Israel, we are a global company that competes for business and executive talent on a global basis. In fact, the majority of our revenue is derived from the Americas and most of our employees are located outside of Israel. For these reasons, our executive pay programs are designed to compete in a global labor market and are not confined to Israeli pay practices.

Our Performance

Highlights for our most recently completed fiscal year ending December 31, 2023:

•	Revenue of $261.3 million, down 11% year-over-year

•	Cloud ARR (cloud annual recuring revenue) of $64.9 million, up 22% year-over-year

•	Subscription revenue CAGR for the last six years was 39%

•	Non-GAAP Operating income of $9.3 million, representing a year-over-year decrease of 69%

•	Negative cash flow from operations of $3.5 million

•	Authorized the repurchase of up to $100 million of shares

Highlights for our most recently completed first half 2024 fiscal year ending June 30, 2024:

•	Revenue of $132.4 million, a decrease of 2% year-over-year

•	Cloud ARR of $70 million, an increase of 19% year-over-year

•	Non-GAAP Operating income of $10.6 million, representing a year-over-year increase of 66%

•	Cash flow from operations of $44 million

Our Compensation Philosophy and Governance

Our objective is to attract, motivate and retain highly skilled personnel who will assist Radware to reach its business objectives, performance and the creation of shareholder value and otherwise contribute to our long-term success. Our Compensation Policy is designed to correlate executive compensation with Radware's objectives and goals.

Consistent with our Compensation Policy, our compensation philosophy supports a pay-for-performance culture and our goal is to deliver the majority of our CEO’s target pay in the form of incentive compensation (cash and equity), which is subject to future performance in order to have any realized value.

Our CEO’s compensation is determined by the Compensation Committee of the Board of Directors, which is currently comprised of Mr. Moshe (Chairperson), Prof. Tauman and Ms. Zeldis, all of whom are independent directors. Our Compensation Committee evaluates the CEO’s performance, reviews and approves the Company’s compensation philosophy, as well as the compensation programs in which our CEO participates. Pay levels and pay design for our CEO is determined by the Compensation Committee, followed by approval of the disinterested members of our Board of Directors.

For the sake of clarity, our CEO, Roy Zisapel, has no role in determining the CEO’s compensation. Roy Zisapel as well as, to our knowledge, Nava Zisapel (who is Roy Zisapel’s mother) and the siblings of Roy Zisapel are shareholders of the Company. However, as more fully described under “Required Vote” below, the proposed compensation described in this Proposal 2 is subject to approval by a special majority of disinterested shareholders.

Current CEO Compensation – Summary

In July 2022, our shareholders approved, following the approval and recommendation of our Compensation Committee and Board of Directors, a new compensation program for the CEO to support our business strategy and compensation philosophy. Below is a summary of the key terms of Mr. Zisapel's employment that were approved by our shareholders in 2022. For additional details of such terms, see Item 3 to the Proxy Statement filed as Exhibit 99.2 to Report of Foreign Private Issuer on Form 6-K that we submitted to the SEC on June 23, 2022 (the “2022 Proxy Statement”).

As more fully described under "Compensation of Executive Officers" in Item 6.B of our 2023 Annual Report and Item 6.B of our 2022 Annual Report, the total compensation granted to Mr. Zisapel in terms of cost to the Company (as recognized in our financial statements for the applicable fiscal year), was approximately $3.04 million in 2023 and $3.30 million in 2022.

Base Salary

Mr. Zisapel is entitled to a gross base salary of $450,000 per annum (payable in NIS) in consideration for his services as our CEO.

Annual Bonus

Size: Annual bonus of $600,000 (payable in NIS) for on-target (100%) performance, up to a maximum of $900,000 (or the equivalent in NIS) for overperformance (150%).

Metrics Targets: The annual bonus shall be dependent upon achievement (to be determined by the Compensation Committee, subject to approval of the Board of Directors) of the following milestones and criteria (“Metrics Targets”):

•
Annual Recurring Revenues (ARR): Achievement (including overachievement) of the ARR target set in the annual budget of the Company approved by the Board of Directors for the applicable year (the "Annual Budget") will entitle our CEO to up to 25% of the annual bonus;

•
Bookings: Achievement (including overachievement) of the "bookings" target set in the Annual Budget (bookings is generally defined in our budget to mean funds that are expected to be received from customers based on contracts or firm accepted orders for services and/or products recorded in our ERP system) will entitle our CEO to up to 40% of the annual bonus;

•
Adjusted EBITDA: Achievement (including overachievement) of the EBITDA target (adjusted to exclude share based compensation) set in the Annual Budget will entitle our CEO to up to 25% of the annual bonus; and

•	Overall Performance: Achievement and performance of individual key performance indicators (KPIs) set by our Compensation Committee will entitle our CEO to up to 10% of the annual bonus.

Payout Levels: Target thresholds within the Metrics Targets and ranges of bonus payout (out of the applicable portion of the annual bonus assigned to such metric) will be determined by the Compensation Committee, subject to approval of the Board of Directors. For example, the annual incentive goals (including threshold and payout levels) set by our Compensation Committee for the 2023 annual bonus were as follows (linear interpolation between thresholds):

Corporate Goal	Performance
	Threshold (50% payout)	Target (100% payout)	Maximum (150% payout)
ARR (consolidated)	95% of Target	100% of 2023 Annual Target	108% of 2023 Annual Target
Booking (consolidated)	95% of Target	100% of 2023 Annual Target	108% of 2023 Annual Target
EBITDA (consolidated)	90% of Target	100% of 2023 Annual Target	108% of 2023 Annual Target
Board Discretion

Based on the Metrics Targets and Payout Levels set by our Compensation Committee and approved by the Board of Directors for the annual bonus in 2022 and 2023, our CEO (1) received an annual bonus in the amount of $382,000 for the year 2022 and (2) was entitled to receive an annual bonus of $196,740 for the year 2023, but decided to waive his entitlement for such bonus payment.

Equity-Based Grants

In July 2022, our shareholders also approved the grant to Mr. Zisapel of time-based RSUs, performance-based RSUs (the “PSUs”), and performance-based share options (“PSOs”), for a period of three years with a total grant value of (i) in 2022 - $7.725 million (the “2022 Grants”), (ii) in 2023 - $5.0 million (the “2023 Grants”) and (iii) in 2024 - $5.0 million (the “2024 Grants” and together with the 2022 Grants and 2023 Grants, the “2022-2024 Grants”).

Based on the terms of the 2022-2024 Grants, including the eligibility and performance criteria thereof that is dependent, among other things, upon the performance of our relative total shareholder return (TSR) (all as described in the 2022 Proxy Statement), we have made the following equity-based grants to Mr. Zisapel:

•
For the 2022 Grants: 64,350 RSUs (which vest over a period of three years) and 128,700 PSOs (with an exercise price of $23.31 and which generally vest only if our closing share price on Nasdaq exceeds 120% of the exercise price for at least 20 consecutive trading days at any time during the three-year period following the grant date). In light of the criteria for the 2022 Grants for the PSUs, our CEO will not be eligible for 50% of the PSUs potential grant, and the remaining 50% of the potential 2022 PSUs granted were not earned as of yet.

•
For the 2023 Grants: 75,949 RSUs (which vest over a period of three years) and 151,899 PSOs (with an exercise price of $19.75 and which generally vest only if our closing share price on Nasdaq exceeds 120% of the exercise price for at least 20 consecutive trading days at any time during the three-year period following the grant date). In light of the criteria for the 2023 Grants for the PSUs, no PSUs were granted or earned for 2023 as of yet.

•
For the 2024 Grants: 89,928 RSUs (which vest over a period of three years) and 179,856 PSOs (with an exercise price of $16.68 and which generally vest only if our closing share price on Nasdaq exceeds 120% of the exercise price for at least 20 consecutive trading days at any time during the three-year period following the grant date). In light of the criteria for the 2024 Grants for the PSUs, no PSUs were granted or earned for 2024 as of yet.

Proposed CEO Equity-Based Compensation – Description

Following the approval and recommendation of our Compensation Committee and Board of Directors, we propose to grant Mr. Zisapel time-based RSUs, performance-based RSUs (the “PSUs”), and performance-based share options (“PSOs”), with a total grant value (“Total Grant Value”) of (i) in 2025 – $5.0 million (the “2025 Grants”), (ii) in 2026 – $5.0 million (the “2026 Grants”) and (iii) in 2027 – $5.0 million (the “2027 Grants”).

Below is a summary of the key terms of these proposed equity-based grants:

•
Grant Date: The grant date for the 2025 Grants, 2026 Grants and 2027 Grants will be on January 1, 2025, January 1, 2026 and January 1, 2027, respectively. However, it is clarified that, with respect to the PSUs, Radware may make the actual grant at a later date, once the eligibility and performance criteria are met and the number of PSUs, if any, is established.

•	Allocation and Number of RSUs, PSUs and PSOs: The allocation and actual number of RSUs, PSUs and PSOs to be granted on each Grant Date will be as follows:

o
The RSUs will represent 30% of the Total Grant Value for each of the 2025, 2026 and 2027 Grants, with the actual number of RSUs granted each year with the foregoing value would be determined based on the closing price of our ordinary shares on the Nasdaq on the applicable Grant Date;

o
The PSUs will represent 55% of the Total Grant Value for each of the 2025, 2026 and 2027 Grants, with the actual number of PSUs granted each year with the foregoing value would be determined based on a valuation methodology generally used for such awards (e.g., Monte Carlo method) as of the applicable Grant Date; and

o
The PSOs will represent 15% of the Total Grant Value for each of the 2025, 2026 and 2027 Grants, with the actual number of PSOs granted each year with the foregoing value would be determined based on the closing price of our ordinary shares on the Nasdaq on the applicable Grant Date (using a 4:1 ratio) as of the applicable Grant Date.

•	PSOs – Exercise Price: The PSOs would have an exercise price equal to the closing price of our ordinary shares on the Nasdaq on the applicable Grant Date.

•	Vesting - RSUs:

o	General: The RSUs will vest within three years following the applicable Grant Date, in three equal annual installments.

o
“Double-trigger” Vesting: Vesting of 50% of the then-unvested RSUs would accelerate upon a Change of Control of the Company or similar Transaction (such terms to be defined in Mr. Zisapel’s grant agreement) that is followed by termination of Mr. Zisapel’s employment within 12 months thereof, either (i) by the Company, other than for Cause (such term to be defined in Mr. Zisapel’s grant agreement and include, among other things, material and willful violation or breach of the Employment Agreement), or (ii) by Mr. Zisapel, for Good Reason (such term to be defined in Mr. Zisapel’s grant agreement and include, among other things, diminution of his duties, responsibilities or authorities).

•	Vesting (including Eligibility/Performance Criteria) - PSUs:[1]

o
General: The vesting of the PSUs would be dependent upon the performance of our relative total shareholder return (TSR), as measured by our Company’s share price, relative to the performance of the companies in the Nasdaq CTA Cybersecurity Index (as such index may change from time to time), of which Radware is a member.

Companies in the Nasdaq CTA Cybersecurity Index

A10 Networks Inc.	Cloudflare	Leidos	Science Applications
Akamai Technologiesa	Crowdstrike	Netscout	Sentinelone
Blackberry Limited	Cyberark	Okta	Tenable
Booz Allen Hamltn	F5	Open Text	Thales
Broadcom Inc.	Fortinet	Palo Alto	Trend Micro
Check Point Software	Gen Digital	Qualys	Varonis
Cisco Systems Inc.	Infosys	Rapid7	Zscaler
Source: Nasdaq Index constituents as of July 16, 2024.

The determination would be made such that all (100%) of the PSUs would either partially or fully vest (if the performance condition is met at or above the threshold level set in the table below titled Performance Payout Level) or would expire (if the performance condition is not met) at the end of the three-year anniversary of each Grant Date based on a three-year performance period2.

Performance Payout Level

Radware TSR Percentile Rank	Payout (% of Target)*
< 30th Percentile	0%
30th Percentile	50% (Threshold)
55th Percentile	100% (Target) **
75th Percentile	150% (Maximum)
> 75th Percentile	150%

 * Subject to linear interpolation

** Payout will not exceed 100% of target if our Company’s absolute TSR performance is negative during the measured performance period, irrespective of our Company’s percentile ranking.

1 Unless otherwise noted, references to fiscal year end as it pertains to the performance period or vesting date will generally fall on or around December 25th to allow for administrative processing during normal business hours.
2 The performance period will be measured from January 1, 2025 with respect to the PSUs in the 2025 Grants, January 1, 2026 with respect to the PSUs in the 2026 Grants and January 1, 2027 with respect to the PSUs in the 2027 Grants.

o
“Double-trigger” Vesting: Vesting of all (100%) of the then-unvested PSUs would accelerate upon a Change of Control of the Company or similar that is followed by termination of Mr. Zisapel’s employment within 12 months thereof, either (i) by the Company, other than for Cause, or (ii) by Mr. Zisapel, for Good Reason, except that the actual pay-out level will be based on the extent to which our Company’s share price meets the various performance levels (threshold level through maximum level) relative to the companies in the Nasdaq CTA Cybersecurity Index from the Grant Date of the relevant PSUs until the date of the Change of Control or similar Transaction.

•	Vesting (including Eligibility/Performance Criteria) – PSOs:

o
General: The PSOs will vest over a three-year period following the applicable Grant Date in three equal annual installments. However, they would be earned only if the Company’s closing share price on Nasdaq exceeds 120% of the price on the applicable Grant Date (i.e., 120% of the appliable exercise price) for at least 20 consecutive trading days at any time during the three-year period following the applicable Grant Date.

o
“Double-trigger” Vesting: Vesting of 50% of the then-unvested PSOs would accelerate upon a Change of Control of the Company or similar Transaction that is followed by termination of Mr. Zisapel’s employment within 12 months thereof, either (i) by the Company, other than for Cause, or (ii) by Mr. Zisapel, for Good Reason.

•	Exercise Period: 62 months following the applicable Grant Date.

Other Key Terms and Governance

•
“Clawback” Conditions: The proposed equity-based compensation terms for Mr. Zisapel would be subject to a potential repayment obligation to our Company or cancellation (as applicable), under certain circumstances, as described in our Compensation Policy and Compensation Recovery Policy.

•
Hedging/Pledging Restrictions: Consistent with our Insider Trading Policy, and to ensure that the equity portion of Mr. Zisapel’s compensation package serves solely to motivate him to create value for our shareholders, he will be prohibited from creating “short” positions or engaging in other hedging activity with respect to our ordinary shares. For a similar reason, Mr. Zisapel will generally be prohibited from pledging the equity to be granted to him pursuant to this Proposal 2 as collateral for a loan that may be received by him.

•
Discretion: While the Compensation Committee currently intends to follow (i) the PSU design in subsequent years, it will re-assess and may adjust the reference index and payout curve based on future circumstances (subject to any required corporate approvals under Israeli law), and (ii) the annual bonus criteria and Metrics Targets in subsequent years, it will re-assess and may adjust the bonus criteria and Metrics Targets based on future circumstances (subject to any required corporate approvals under Israeli law).

•
Other Terms: All other terms and conditions in connection with the above equity-based grants shall be as set forth in the Company’s Key Employee Stock Option Plan 1997, as amended (or any other successor plan adopted by the Company prior to the applicable Grant Date) and the award agreements approved by our Compensation Committee and Board of Directors, including, in each case, entitlement in the case of cessation of service, disability and death.

Proposed CEO Equity-Based Compensation – Reasons

Our future success depends in large part on the continued services of our senior management and key personnel. In particular, we are highly dependent on the services of Mr. Roy Zisapel. In approving the proposed equity-based compensation described above, our Compensation Committee (consisting of Mr. Moshe (Chairperson), Prof. Tauman and Ms. Zeldis, all of whom are independent directors and who do not have any “personal interest” in the decision) and Board of Directors (by a unanimous decision of Mr. Cohen, Prof. Tauman, Ms. Zeldis, Mr. Moshe, Mr. Stern, Mr. Mazin and Mr. Pinchev, all of whom are independent directors and who do not have any “personal interest” in the decision) considered various factors, including the following:

✔
The Importance of Mr. Zisapel’s Services to the Company. This element is demonstrated by Mr. Zisapel playing a key role in most aspects of our operations, starting from formulating our strategic vision, driving our on-going shift into our cloud-based and subscription offering model and leading our M&A activities.

✔
Retention Risks. The market for CEO talent is competitive. Mr. Zisapel has decades of leadership experience, as well as in depth knowledge of our business, our history and the security industry. Furthermore, as a global company, our executive pay programs are designed to compete in a global labor market.

✔
The Contribution of Mr. Zisapel to Our Business and Success. To illustrate Mr. Zisapel's contribution to our success, the below charts indicate our Company’s growth in the past several years and the shareholder value created in that period:

Revenue ($M)
increase of 8%
250
286
293
261
269
2020
2021
2022
2023
2024 Analyst Consensus as of July 2024

Deferred Revenues ($M) (*)
increase of 24%
147
167
180
166
181.90
2020
2021
2022
2023
30.6.2024

Cloud ARR ($M)
increase of 104%
34
44
53
65
69.6
2020
2021
2022
2023
30.6.2024

✔
Feedback from Shareholders. Our Compensation Committee and Board of Directors considered the fact that the proposed equity-based grants are substantially similar to the 2022-2024 Grants approved by of our shareholders in July 2022, except that the total grant value for the first year (2022) was of $7,725,000, whereas in the currently proposed equity-based grant, the total grant value for the first year (2025) is $5,000,000.

✔	The Effective Freeze on Mr. Zisapel's Compensation. Our Compensation Committee and Board of Directors considered the fact that:

o	Mr. Zisapel's salary has not been modified since July 2022; and

o	Mr. Zisapel's annual bonus has not been modified since July 2022.

✔	The Compensation Levels of other Senior Managers in our Industry.

o
In evaluating Mr. Zisapel's compensation, our Compensation Committee and Board of Directors reviewed, with the assistance of one of the Big Four global accounting firms’ Valuation and Business consulting departments (Benchmarking Firm), benchmark information relating to the compensation of chief executive officers of other comparable companies.

o
In particular, the Benchmarking Firm assisted the Compensation Committee in developing a peer group of Israeli oriented hi-growth companies traded in public markets and in market capitalization ranges that we may compete with for executive talent and/or investor capital. As part of the peer group selection process, our Compensation Committee evaluated, with the assistance of the Benchmarking Firm, several criteria, including global companies from a variety of technology industries

Peer Company	Headquarters	Industry
AudioCodes	Israel	Communication Equipment
Ceva	USA	Semiconductors
Cognyte	Israel	Software - Infrastructure
Formula Systems	Israel	Information Technology Services
Gilat	Israel	Communication Equipment
Harmonic	USA	Communication Equipment
Ituran	Israel	Scientific & Technical Instruments
Magic	Israel	Information Technology Services
Nano Dimension	Israel	Computer Hardware
Nayax	Israel	Information Technology Services
Oddity	Israel	Software - Infrastructure
Payoneer Global	USA	Software - Infrastructure
Riskfield	Israel	Software - Application
Sapiens International	Israel	Software - Application
Similarweb	Israel	Software - Application
SolarEdge	Israel	Solar
Stratasys	USA & Israel	Computer Hardware
Valens	Israel	Semiconductors
Verint Systems	USA	Software - Infrastructure
Walkme	Israel	Software - Application

✔	Performance-Based and Retention Incentives.

o
The proposed CEO equity-based compensation, together with his other existing compensation terms, provides strong alignment between executive pay and shareholder interests and incorporates governance best practices. The proposed equity-based grants together with the existing annual bonus program contain inherent incentives to reward for performance and the structure of the equity-based grants also includes important retention incentives. In particular, if Proposal 2 is approved, the vast majority of the compensation received by Mr. Zisapel is not guaranteed and is rather tied to his continued employment as well as our share price (through the proposed equity-based grants) and operating results (through the annual cash bonus), assuring a strong correlation between pay and performance:

o
The milestones and criteria of the annual bonus are tied to thresholds and targets set in the Company’s annual budget and roadmap, which, based on past experience, are not easily achieved. For example, in 2021, 2022 and 2023, Mr. Zisapel received 100%, 64% and 0% of the maximum annual bonus for that year, respectively.

o
Similarly, vesting of the PSUs is tied to the performance of our TSR relative to the performance of the companies in the Nasdaq CTA Cybersecurity Index, which, based on past experience, is not easily achieved. For example, based on such criteria, Mr. Zisapel was not entitled to 50% of the PSUs in the 2022 (with respect to the 2023 and 2024 PSU Grants, such grants are based on a three year performance period which has not expired as of yet).

✔	Use of Shares & Dilution.

o
General: While our Compensation Committee and Board of Directors manage our equity incentive plans to monitor, among other things, long-term shareholder dilution, burn rate and equity-based compensation expense, we do so while maintaining our ability to attract, reward and retain key talent in a hypercompetitive market and do not target any specific dilution level. Instead, we examine a number of factors including equity grant levels, pay mix between cash and equity, and total compensation as compared to global technology companies in which we compete for business and executive talent to ensure our practices are competitive and successful in attracting, retaining and motivating the talent needed to successfully run our business and create shareholder value.

o	Burn Rate & Dilution Levels: Below is a summary analysis of certain burn rate and dilution metrics considered by our Compensation Committee and Board of Directors:

Burn Rate

The following table sets forth information regarding award grants, the burn rate for each of the last three years, and the average burn rate over the last three years. The burn rate has been calculated as the quotient of (i) the sum of all options and RSUs (including, for sake of clarity, PSUs) granted in such year, divided by (ii) the weighted average number of ordinary shares outstanding at the end of such year.

	Year Ended December 31,
	2023	2022	2021	3-Year Average
Options and RSUs granted*	1,593,790	1,667,983	1,438,630

Weighted average shares outstanding	41,698,876	44,306,891	45,919,835

Burn rate	3.6%	3.8%	3.1%	3.6%

* Options and RSUs granted, excluding PSUs that have not been granted or earned by our CEO as of such dates.

Overhang
“Overhang” was analyzed to measure the potential dilutive effect of all outstanding equity awards and shares available for future grants.

	As of December 31,
	2023	2022	2021
Issued Overhang*	10.7%	9.5%	8.7%
Total Overhang**	13.5%	11.3%	10.3%

* “Issued Overhang” was computed as (A) the total number of equity awards outstanding, excluding PSUs that have not been granted or earned by our CEO as of such dates, divided by (B) total ordinary shares outstanding plus the figure in clause A.
** “Total Overhang” was computed as (A) the total number of equity awards outstanding plus shares available to be granted under the Company’s equity-incentive plans, divided by (B) total ordinary shares outstanding plus the figure in clause A.

✔
ISS Policy: Our Compensation Committee and Board of Directors considered the voting guidelines of U.S. proxy advisory firm Institutional Shareholder Services Inc. (“ISS”). In particular, according to ISS’ Israel Proxy Voting Guidelines, ISS (i) supports a general guideline for Israeli companies to maintain dilution level of below 10% and (ii) may support a proposal if the three-year average burn rate is equal to or below 1% and the total potential dilution from outstanding and proposed plans does not exceed 15%. To that end, our Compensation Committee and Board of Directors believed that this ISS guideline is intended to apply broadly and fails to recognize company size, industry practices, and the need for companies like Radware to compete globally for executive talent.

✔
Also, our Compensation Committee and Board of Directors took into account in this respect that we have continually implemented buy-back programs worth over $270 million in the past nine years. In 2021 we implemented an $80 million share repurchase program, in 2022 we implemented an $80 million share repurchase, which was later increased by our Board to $100 million to cover 2023 as well and in 2024 we implemented an $80 million share repurchase programs, which we believe ranks us as the highest among the technology companies in the Peer Group over the past four years. While we recognize these repurchases increase our dilution levels, we believe these strategic capital decisions are in the best interest of our shareholders.

✔
Our Compensation Policy. Our Compensation Committee and Board of Directors considered our Compensation Policy and other elements of compensation payable to Mr. Zisapel, including other factors set forth in the Companies Law. In reaching their decision, our Compensation Committee and Board of Directors believed that the proposed compensation package to our CEO, taken as a whole, creates the optimal balance between various elements, including the retention needs of our Company and introducing performance-based metrics designed to incentivize for creating shareholder value in the long-term. In particular, the combination of the proposed grant of PSU and performance-based share options balances absolute and relative TSR performance, which aligns with our compensation philosophy and is in direct response to feedback from some of our shareholders and their advisors.

✔
Disinterested Vote. Our Compensation Committee and Board of Directors considered that the proposed compensation described above is the result of a careful deliberation process, with the assistance of an independent compensation consultant, was approved solely by disinterested directors and, as required by Israeli law, will be subject to approval by a special majority of disinterested shareholders (see under “Required Vote” below).

The foregoing discussion of the information and factors considered by our Compensation Committee and Board of Directors is intended to be illustrative and not exhaustive, but includes the material reasons and factors considered by them in reaching their conclusions and recommendation in relation to Proposal 2. In view of the wide variety of reasons and factors considered and the complexity of these matters, our Compensation Committee and Board of Directors did not find it practical to, and did not, quantify or otherwise assign relative weights to the specified factors considered in reaching their determinations or the reasons for such determinations. Individual directors may have given differing weights to different factors or may have had different reasons for their ultimate determination.

It is hereby clarified that if this Proposal 2 is not approved, the salary and annual bonus of Mr. Zisapel will continue according to their current terms, as described under "Background" above.

The Proposed Resolution

We propose that at the Annual General Meeting the following resolution be adopted:

“RESOLVED, that the proposed grant of equity-based awards to Mr. Roy Zisapel, the Company’s President and Chief Executive Officer, as described in Proposal 2 of the Company’s Proxy Statement for the 2024 Annual General Meeting be, and the same hereby, is approved.”

Required Vote

The affirmative vote of the holders of a majority of the voting power represented at the meeting, in person or by proxy, and voting on this matter, is required for the approval of this matter; provided that either (i) the shares voted in favor of the above resolution include a majority of the shares voted by shareholders who are not “controlling shareholders” and do not have a "personal interest" in such matter (as such terms are defined in the Companies Law) or (ii) the total number of shares voted against such matter by the disinterested shareholders described in clause (i) does not exceed 2% of the aggregate voting rights in the Company.

The Companies Law generally requires that each shareholder voting on the proposal will indicate whether or not the shareholder has a personal interest in the proposal. A "personal interest" of a shareholder (i) includes a personal interest of any members of the shareholder's family or a personal interest of a company with respect to which the shareholder (or such family member) serves as a director or the chief executive officer, owns at least 5% of the shares or voting power or has the right to appoint a director or the chief executive officer and (ii) excludes an interest arising solely from the ownership of our ordinary shares.

As of the date hereof, the Company does not have a controlling shareholder within the meaning of the Companies Law. However, Mr. Roy Zisapel, his mother, Nava Zisapel, and Mr. Zisapel’s siblings are deemed to have a personal interest in this matter.

While it is unlikely that any of the Company's public shareholders has a personal interest in this matter, to avoid confusion, the enclosed form of proxy card includes a certification that you ARE NOT a controlling shareholder and DO NOT have a personal interest in this proposal. Every Radware shareholder voting by means of the enclosed proxy card, or via a voting instruction form, internet voting or telephone, will be deemed to confirm to Radware that such Radware shareholder IS NOT a controlling shareholder and DOES NOT have a personal interest in this proposal. If, however, you are unable to make the aforesaid confirmations for any reason (or have questions about whether you have a personal interest), please contact the Company's General Counsel at telephone number: +972-72-391-7045; fax number: +972-3-766-8982 or email gadime@radware.com. If you hold your shares in "street name" and you are unable to make the aforesaid confirmations for any reason, you should notify the representative managing your account, and such representative should then contact the above person on your behalf to notify Radware as described in the preceding sentence.

√   The Board of Directors recommends a vote FOR the approval of the proposed resolution.

PROPOSAL 3
RE-APPOINTMENT OF AUDITORS
(Proposal 3 on the Proxy Card)
Background

At the Meeting, the shareholders will be asked to approve the Audit Committee’s recommendation to re-appoint Kost Forer Gabbay & Kasierer, a member of the Ernst & Young international accounting firm, or E&Y, and independent certified public accountants in Israel, as our auditors until immediately following the next annual general meeting of shareholders. They have no relationship with the Company or with any affiliate of the Company except, to a limited extent, as tax consultants. The Audit Committee and the Board of Directors believe that such limited non-audit function does not affect the independence of E&Y.

The shareholders will also be asked to authorize our Board of Directors to delegate to our Audit Committee the authority to fix the fees paid to our independent auditors, as contemplated by the U.S. Sarbanes-Oxley Act. With respect to fiscal year 2023, we paid E&Y approximately $480,000 for audit fees, $126,000 for tax services and $84,000 for all other fees.

The Proposed Resolutions

It is proposed that at the Annual General Meeting the following resolutions be adopted:

“RESOLVED, that Kost Forer Gabbay & Kasierer, a member of the Ernst & Young international accounting firm, be, and they hereby are, re-appointed as auditors of the Company until immediately following the next annual general meeting of the Company’s shareholders.

RESOLVED, that the Board of Directors of the Company be authorized to delegate to the Audit Committee the authority to fix the remuneration of said auditors in accordance with the volume and nature of their services.”

Required Vote

The affirmative vote of the holders of a majority of the voting power represented at the Annual Shareholders Meeting, in person or by proxy, and voting on this matter, is required for the approval of this matter.

√   The Board of Directors recommends a vote FOR the approval of the proposed resolutions.

REVIEW OF FINANCIAL STATEMENTS AND AUDITOR'S REPORT

In accordance with applicable Israeli law, at the Annual General Meeting, the financial statements of the Company for the year ended December 31, 2023 and the related auditor's report in respect thereof will be presented and discussed.

Our auditors' report, consolidated financial statements, and our 2023 Annual Report may be viewed on our website - www.radware.com - or through the SEC's website at http://www.sec.gov/. None of the auditors' report, the consolidated financial statements, the 2023 Annual Report or the contents of our website form part of the proxy solicitation material.

This item will not involve a vote of the shareholders.

COPIES OF OUR 2023 ANNUAL REPORT WILL BE MAILED WITHOUT CHARGE TO ANY SHAREHOLDER ENTITLED TO VOTE AT THE ANNUAL GENERAL MEETING, UPON WRITTEN REQUEST TO: RADWARE LTD., 22 RAOUL WALLENBERG ST., TEL AVIV 6971917, ISRAEL, ATTENTION: MICHAEL GOLDBERGER, VP FINANCE.

OTHER BUSINESS

Management currently knows of no other business to be transacted at the Annual General Meeting, other than as set forth in the Notice of 2024 Annual General Meeting of Shareholders; but, if any other matters are properly presented at the Annual General Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

SHAREHOLDER PROPOSALS FOR 2025 ANNUAL GENERAL MEETING

We currently expect that the agenda for our annual general meeting to be held in 2025 (the "Next AGM") will include (i) the election of Class II directors; (ii) the approval of the appointment of the Company's auditors; (iii) the approval of our Compensation Policy and (iv) presentation and discussion of the financial statements of the Company for the year ended December 31, 2024 and the auditors' report for this period.

Pursuant to Section 66(b) of the Companies Law (as it applies to companies like Radware), shareholders who hold at least (i) 5% of the voting rights in Radware may request our Board of Directors to add an item that relates to the election or removal of a director to the agenda of a shareholders’ meeting to be convened in the future and (ii) 1% of the voting rights in Radware may request our Board of Directors to add an item to the agenda of a shareholders’ meeting to be convened in the future that relates to other matters; provided that, in each case, such items must be appropriate for inclusion on the agenda of the shareholders’ meeting. Such eligible shareholders (as applicable) may present proper proposals for inclusion in, and for consideration at, the Next AGM by submitting their proposals in writing to our principal executive office at the following address: Radware Ltd., 22 Raoul Wallenberg Street, Tel Aviv 6971917, Israel, Attention: General Counsel.

In accordance with our Articles of Association, for a shareholder proposal to be considered for inclusion in the Next AGM:

•
We must receive the written shareholder proposal (i) not less than 90 calendar days prior to the first anniversary of the 2024 AGM, and (ii) not more than 150 days prior to the first anniversary of the 2024 AGM; provided that if the date of the Next AGM is advanced by more than 30 calendar days prior to, or delayed (other than as a result of adjournment) by more than 30 calendar days after, the anniversary of the 2024 AGM, proposal by the shareholder to be timely must be so delivered not later than the earlier of (i) the 7th calendar day following the day on which we call and provide notice of the Next AGM (or such earlier time permitted by applicable law) and (ii) the 14th calendar day following the day on which public disclosure of the date of such meeting is first made (or such earlier time permitted by applicable law); and

•
The written shareholder proposal must be in English and set forth various information required under our Articles of Association about, among other things, the proposing shareholder and the shareholder proposal as well as any other information reasonably requested by the Company. The Company shall be entitled to publish information provided by a proposing shareholder, and the proposing shareholder shall be responsible for the accuracy thereof. In addition, shareholder proposals must otherwise comply with applicable law and our Articles of Association. Radware may disregard shareholder proposals that are not timely and validly submitted.

For the sake of clarity, and without derogating from the provisions of our Articles of Association, the information set forth in this section is, and should be construed, as a "pre-announcement notice" of the Next AGM in accordance with Rule 5C of the Israeli Companies Regulations (Notice of General and Class Meetings in a Public Company), 2000, as amended.

By Order of the Board of Directors /s/Roy Zisapel ROY ZISAPEL President and Chief Executive Officer

Dated: September 5, 2024